TOKYO AOYAMA AOKI LAW OFFICE

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BAKER & McKENZIE

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FILE NO. 82-3311

November 7, 2002

VIR AIR MAIL

02060430

Securities and Exchange
Office of International C
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

02 NOV 15 AM 9:51

SUPPL

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Consolidated Settlement of Accounts for the First Half of Fiscal 2003 (November 6, 2002)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 12/10

FILE No. 82-3311

The Figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report and Facts & Figures issued by our company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the First Half of Fiscal 2003

Shiseido Company, Ltd.
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
Head Office: 7-5-5, Ginza, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Interim Accounts: November 6, 2002

1. Performance in Interim Fiscal 2003 (April 1–September 30, 2002)

* Amounts under one million yen have been rounded down.

(1) Results

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
First Half of Fiscal 2003	310,273 (+6.1%)	24,717 (+207.0%)	23,300 (+135.3%)
First Half of Fiscal 2002	292,379 (–0.1%)	8,052 (–52.2%)	9,904 (–42.9%)
Fiscal 2002	589,962	25,572	27,556

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Half of Fiscal 2003	9,873 (—)	23.32	23.31
First Half of Fiscal 2002	–1,475 (—)	–3.54	—
Fiscal 2002	–22,767	–54.64	—

Notes: 1. Gain from investment in subsidiaries and affiliated accounted for by the equity method in interim fiscal 2003:
Fiscal 2003—interim: –¥305 million
Fiscal 2002—interim: –¥174 million
Fiscal 2002—full year: –¥497 million

2. Average number of shares outstanding (consolidated)
Fiscal 2003—interim: 420,642,402
Fiscal 2002—interim: 416,687,936
Fiscal 2002—full year: 416,708,120

3. Changes in accounting methods: Not applicable

4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Financial Position

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
First Half of Fiscal 2003	646,720	341,955	52.9	816.20
First Half of Fiscal 2002	646,236	357,483	55.3	857.88
Fiscal 2002	664,040	345,667	52.1	817.95

Note: Number of shares outstanding at term-end (consolidated)
Fiscal 2002—interim: 418,961,247
Fiscal 2001—interim: 416,707,575
Fiscal 2001—full year: 422,601,272

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
First Half of Fiscal 2003	30,901	–19,097	–6,150	95,523
First Half of Fiscal 2002	16,359	–5,628	–2,682	70,368
Fiscal 2002	36,516	–32,767	21,221	90,293

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 101

Number of nonconsolidated subsidiaries to which equity method applies:—

Number of affiliates to which equity method applies: 6

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 3

Excluded consolidated companies: —

Newly included under equity method: —

Excluded under equity method: —

2. Projections for Fiscal 2003 (April 1, 2002–March 31, 2003)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Fiscal 2003	625,000	43,000	25,000

Reference: Projected consolidated net income per share is ¥59.52.

Please refer to pages 17 to 20 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group consists of the parent company, 104 subsidiaries, and eight affiliated companies. Those companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include distribution, research and development, and other services related to their products.

The positioning of various members of the Shiseido Group and their business segments are shown in the diagram below.

Business Category	Main Activities	Principal Companies	
Cosmetics	Manufacture and sale of cosmetics and cosmetics application items	Domestic	Shiseido Company, Ltd. Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. Osaka Shiseido Co., Ltd. Shiseido Kako Co., Ltd. Shiseido Asia Pacific Co., Ltd. Plus: 17 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 25 companies)
		Overseas	Shiseido International Corporation Shiseido Europe S.A. Shiseido Cosmetics (America) Ltd. Shiseido America Inc. Shiseido Deutschland GmbH Beauté Prestige International S.A. Shiseido International France S.A.S. Shiseido Dah Chong Hong Cosmetics Ltd. Taiwan Shiseido Co., Ltd. Plus: 37 consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 48 companies)
Toiletries	Manufacture and sale of toiletries	Domestic	FT Shiseido Co., Ltd. Mieux Products Co., Ltd. 2 other consolidated subsidiaries (TOTAL: 4 companies)
		Overseas	Taiwan FTS Co., Ltd. (TOTAL: 1 company)
Others	Manufacture and sale of beauty salon products, food, and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale	Domestic	Shiseido Company, Ltd. The Ginza Co., Ltd. Shiseido Parlour Co., Ltd. Shiseido Beauty Salon Co., Ltd. Shiseido Real Estate Development Co., Ltd. 15 other consolidated subsidiaries (TOTAL: 20 companies)
		Overseas	Zotos International, Inc. 8 other consolidated subsidiaries 2 affiliated companies (equity method applicable) (TOTAL: 11 companies)
Nonconsolidated subsidiaries		Overseas	3 nonconsolidated subsidiaries (TOTAL: 3 companies)
Affiliated companies (equity method not applicable)		Overseas	2 affiliated companies (equity method not applicable) (TOTAL: 2 companies)

Note: The parent company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Shiseido Group is illustrated below.


Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
7 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+6 consolidated subsidiaries
Sales company
1 consolidated subsidiary
Shiseido Asia Pacific Co., Ltd.
Holding companies
4 consolidated subsidiaries
Shiseido International Corporation
Shiseido Europe S.A.
+2 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Sales companies
34 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+30 consolidated subsidiaries
2 affiliates (equity method applicable)
Sales companies
5 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+4 consolidated subsidiaries
Shiseido Company, Ltd. (manufacturing and sales company)
Manufacturing companies
5 consolidated subsidiaries
Osaka Shiseido Co., Ltd.
Shiseido Kako Co., Ltd.
+3 consolidated subsidiaries
1 affiliate (equity method applicable)
Manufacturing and sales company
1 consolidated subsidiary
Manufacturing companies
8 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
Taiwan Shiseido Co., Ltd.
+5 consolidated subsidiaries
Toiletries
Manufacturing and Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Taiwan FTS Co., Ltd.
Manufacturing company
1 consolidated subsidiary
Mieux Products Co., Ltd.
Sales company
1 consolidated subsidiary
Others
Sales companies
8 consolidated subsidiaries
The Ginza Co., Ltd.
+7 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Shiseido Company, Ltd.
Sales companies
2 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales companies
3 consolidated subsidiaries
Zotos International, Inc.
+2 consolidated subsidiary
Companies in services, real estate, etc.
10 consolidated subsidiaries
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
+7 consolidated subsidiaries
Companies in services, others
3 consolidated subsidiaries
2 affiliates (equity method applicable)
3 overseas nonconsolidated subsidiaries
2 overseas affiliates (equity method not applicable)

Note: ——▶ finished products - - -▶ Semifinished products

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Consolidated Subsidiaries						
Osaka Shiseido Co., Ltd.	Higashi Yodogawa-ku, Osaka	315,000	Cosmetics	100.0%	Supplier of cosmetics, etc. Rents Company's land Rents buildings to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido Kako Co., Ltd.	Itabashi-ku, Tokyo	100,000	Cosmetics	100.0	Supplier of cosmetics Rents land to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido Sales Co., Ltd.	Minato-ku, Tokyo	1,590,264	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1 *2
Shiseido FITIT Co., Ltd.	Chuo-ku, Tokyo	820,000	Cosmetics	100.0 (8.7)	Buyer of cosmetics Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Shiseido Asia Pacific Co., Ltd.	Chuo-ku, Tokyo	3,131,500	Cosmetics	100.0	Buyer of cosmetics, etc. Concurrent directors: Yes; Transferred/concurrent employees: Yes	
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	11,230,000	Toiletries	100.0	Buyer of salon products Rents Company's buildings Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1
Mieux Products Co., Ltd.	Ohzu-shi, Ehime	80,000	Toiletries	65.0 (65.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Beauty Salon Co., Ltd.	Shibuya-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	667,000	Others	92.5	Supplier of foods Rents Company's buildings and equipment Concurrent directors: Yes; Transferred/concurrent employees: Yes	
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, and accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	
Shiseido Real Estate Development Co., Ltd.	Meguro-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Rents land to Company Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido International Corporation	Delaware, U.S.A.	(US$1,000) 279,640	Cosmetics	100.0	Buyer of cosmetics, etc. External debt and bonds guaranteed by Company Concurrent directors: Yes; Transferred/concurrent employees: Yes	*1

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company	Remarks
Shiseido America Inc.	New Jersey, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. External debt guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Europe S.A.	Paris, France	(EUR1,000) 190,335	Cosmetics	100.0	Buyer of cosmetics, etc. Bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	*1
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,112	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of raw materials, etc. Concurrent directors: None; Transferred/concurrent employees: Yes	
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Taiwan FTS Co.Ltd.	Taipei, Taiwan	(NT$1,000) 150,000	Toiletries	80.0 (80.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes	
Zotos International, Inc.	New York, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. External debt guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes	
79 others	—		—	—	—	
Equity Method Applied Companies						
6 companies	—		—	—	—	

Notes: 1. The relevant business category within Group operations is listed under the Business Category column.
2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. *1 refers to "designated subsidiary"
4. None of the above prepare annual financial reports.
5. *2 refers to companies that posting net sales (excluding intra-group transactions) that account for over 10% of consolidated net sales.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to remain a company that makes a lasting contribution to customers around the world.

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We at Shiseido also believe that improving the value of our brands will be key to enhancing corporate value in the 21st century. Based on this belief, we are enhancing the value of the SHISEIDO corporate brand. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders, and shareholder composition, as well as initial costs and increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to continue operating based on the spirit of contribution, it is crucial that we generate stable earnings, which constitute an important managerial resource. To this end, we are targeting sustained earnings increases as a key performance indicator.

At the same time, we will target steady increases in return on equity (ROE). As a top-priority objective, we hope to achieve consolidated ROE of 7% for fiscal 2003, ending March 2003, with further stable increases thereafter.

We have three specific management strategies for generating sustained earnings growth: (a) Step up reforms with a "sales counter focus;" (b) Reinforce profitability of the entire Shiseido Group (by reorganizing our cost structure); and (c) Formulate specific growth strategies designed for dramatic progress in the 21st century. (For more details, refer to "Issues to Be Addressed" section below.)

(5) Upgrading the Company's Management Control System

Reform of management mechanisms is a central pillar underpinning managerial reforms currently under way. To this end, since fiscal 2002 we have reinforced our corporate governance by implementing numerous reforms.

Specifically, we reduced the term of each director to one year and introduced a corporate officer system. These measures are aimed at raising flexibility of management and clarifying lines of responsibility and authority. We also set up the Remuneration Committee and the Advisory Board (a management advisory committee) to improve transparency and objectivity of management. In addition, we created the original title of Corporate Policy Governor (CPG), a special position designed to raise the horizontally integrated consolidated strengths of the Company with the vertically aligned executive system. The Company's vice president was appointed to the CPG position.

In the current fiscal year, we reduced the number of directors by around half, from 13 to seven, in an effort to further accelerate the decision-making ability of the Board of Directors. We will also establish an Executive Corporate Officer Committee to facilitate transfer of authority to corporate officers and clarify responsibilities.

(6) Issues to Be Addressed

Amid an operating environment characterized by a deflationary economy and rapid structural changes in the domestic cosmetics market, our first priority is to establish a position of unwavering dominance in the domestic cosmetics market. While pursuing this important goal, we will transform the Company into a more profit-oriented entity by raising operating profit margin ratio and ROE to levels necessary to prevail amid intense global competition. To meet these objectives, we understand that achieving sustained increases in earnings is a major priority. To this end, we have three specific strategies.

First, we are stepping up reforms with a "sales counter focus." Since fiscal 2002, we have created a number of frameworks aimed at establishing a new business model for our domestic cosmetics business. These have included entering new contracts and evaluating salespeople based on over-the-counter sales, reorganizing our product line portfolio, adopting production methods geared to real demand, and setting up a distribution system that avoids empty shelf space. We have also built infrastructure to support these actions. For example, we have installed POS terminals in around 16,000 outlets, created an in-house on-line network linking all of our sales managers, and provided our Beauty Consultants with mobile terminals (equipped with original Shiseido i-Mode content).

Taking full advantage of these frameworks, we will accelerate the pace of reforms, implement a shift toward consultation-based sales techniques, and develop powerful lines and products. At the same time, we will undertake logistical measures to prevent empty shelf space and minimize inventory maldistribution.

Our second management strategy involves reinforcing the profitability of the entire Shiseido Group by revamping our cost structure. Instead of the traditional focus on raising revenues, we will instill in our employees the notion that "sales minus profits equals costs" as we strive to compress overall costs and pursue maximum cost-effectiveness. Through these measures, we will transform ourselves into a company that can generate sustained profits even under uncertain business environment.

The third strategy entails formulating specific growth strategies designed for dramatic progress in the 21st century. Here, we will undertake a focused reallocation of managerial resources aimed at penetrating Asian markets, which are experiencing rapid growth. In China, for example, sales are growing quickly, and we intend to maintain this momentum by promoting ***Aupres,*** a prestige brand developed specifically for the Chinese market, as well as mid-market brands ***Za*** and ***FITIT.***

To motivate each and every employee to embrace and implement these three management strategies, we have adopted a new corporate slogan, called "I do. Shiseido." To strengthen the spirit of challenge prescribed by the slogan, we will introduce a number of personnel-related measures, including more proactive promotion of female staff and introduction of a "free agent" system for employees.

3. Performance and Financial Position

3.1 Fiscal 2003 Interim Overview

(1) Performance

In the interim period under review—the six-month period ended September 30, 2002—consolidated net sales increased 6.1% from the previous corresponding period. Domestic sales rose 3.6% thanks mainly to steady performances by the cosmetics and toiletries segments, which benefited from normalization of shipments and other factors.

Overseas sales grew 7.3% on a local-currency basis. After converting to yen, this translates into a solid 15.0% jump.

Income from operations soared more than threefold owing principally to higher sales, as well as a lower ratio of cost of goods and enhanced efficiency of selling, general and administrative expenses in the Company's drive to foster profit-oriented operations.

In the interim period under review, we have reported an extraordinary loss in the form of a loss on valuation of financial assets, due to depressed stock markets. However, this was mild compared with the major losses posted in the previous corresponding period. As a result, the Company returned to profitability, with consolidated interim net income of ¥9.87 billion.

Consolidated Performance

(Millions of yen)

	First Half of Fiscal 2003	Percent of Net Sales	First Half of Fiscal 2002	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2002	
					Amount	% change
Cosmetics	240,423	77.5%	226,022	77.3%	+14,400	+6.4%
Toiletries	35,278	11.4%	32,834	11.2%	+2,444	+7.4%
Others	34,571	11.1%	33,522	11.5%	+1,048	+3.1%
Net Sales	310,273	100.0%	292,379	100.0%	17,893	+6.1%
Domestic Sales	235,063	75.8%	226,968	77.6%	+8,095	+3.6%
Overseas Sales	75,209	24.2%	65,411	22.4%	+9,798	+15.0%
Income from Operations	24,717	8.0%	8,052	2.8%	+16,665	+207.0%
Ordinary Income	23,300	7.5%	9,904	3.4%	+13,396	+135.3%
Net Income	9,873	3.2%	−1,475	−0.5%	+11,348	—
Consolidated Income/ Nonconsolidated Income	1.32 times		— times			

Nonconsolidated Performance

(Millions of yen)

	First Half of Fiscal 2003	Percent of Net Sales	First Half of Fiscal 2002	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2002	
					Amount	% change
Cosmetics	97,905	93.6%	93,618	92.9%	+4,286	+4.6%
Others	6,658	6.4%	7,140	7.1%	–481	–6.7%
Net Sales	104,564	100.0%	100,759	100.0%	+3,805	+3.8%

Income from Operations	11,582	11.1%	8,364	8.3%	+3,218	+38.5%
Ordinary Income	13,732	13.1%	13,222	13.1%	+510	+3.9%
Net Income	7,462	7.1%	–4,756	–4.7%	+12,219	—

(2) Consolidated Cash Flows

Net cash provided by operating activities amounted to ¥30.9 billion. In addition to posting income before income taxes, this positive result stemmed from improved working capital, including lower receivables and inventories, owing to progress in reforms focusing on the sales counter.

Net cash used in investing activities totaled ¥19.1 billion. During the period, the Company made capital expenditures valued at ¥7.8 billion, centered on renovating and upgrading existing facilities.

Net cash used in financing activities totaled ¥6.2 billion, due largely to purchase of treasury stock.

As a result, cash and cash equivalents at interim term-end amounted to ¥95.5 billion, up ¥5.2 billion from six months earlier.

(3) Consolidated Segment Information

(a) Cosmetics

(Millions of yen)

	First Half of Fiscal 2003	First Half of Fiscal 2002	Increase/Decrease over First Half of Fiscal 2002	
			Amount	% change
Domestic	176,655	168,079	+8,576	+5.1%
Overseas	63,767	57,942	+5,824	+10.1%
Cosmetics Sales from Outside Customers	240,423	226,022	+14,400	+6.4%
Sales and Transfer Account from Intersegment Transactions	1,921	2,116		
Total Cosmetics Sales	242,344	228,139		
Income from Operations in Cosmetics Division	28,909	16,024	+12,884	+80.4%
Percent of Category Sales	11.9%	7.0%	+4.9%	

■ **Domestic Sales**

Domestic sales of cosmetics increased 5.1%. Although the market again failed to evoke a sense of recovery during the term, Shiseido strove to rejuvenate its domestic cosmetics business—the focal point of its structural reforms. Here, we worked to reinforce the capabilities of perfumeries and improve our competitiveness in the skincare domain. Specifically, we concentrated on core product lines while activating sales channels through a new transaction system and consultation-based sales.

At the prestige end of the market, centering on counseling activities, sales of skincare products recovered and exceeded previous-year levels. We also scored a hit with ***Inicio Body Creator,*** a new bodycare beauty treatment. Overall retail stores' sales remained largely unchanged, but recovered from the previous year's negative trend. In the mid-level, self-selection market, revenues increased. Sales of both skincare and makeup products were solid, and Ag^{+}, a silver-based deodorant spray, earned broad market acceptance, with increased sales. In addition to these factors, shipments by the sales subsidiary normalized (having been suppressed in the previous fiscal year), leading to a gain in overall domestic sales of cosmetics.

■ **Overseas Sales**

We achieved a 2.7% increase in overseas cosmetics sales in local currency terms, and a 10.1% gain on a yen-denominated basis due to the yen's depreciation. Despite retreating somewhat compared with the previous corresponding period, when the core ***SHISEIDO The Makeup*** line was launched (in January 2001), mainstay skin-care products steadily expanded their market presence. We also made progress in promoting non-Shiseido brands. For example, the fragrance business of Beauté Prestige International S.A. grew solidly, as did the ***Decléor*** brand and the ***NARS*** brand, which were purchased in fiscal 2001.

■ **Major new products**

Prestige: ***Inicio Body Creator*** (bodycare beauty treatment based on a new formula that burns neutral fat), ***Elixir Orange Zone Shot*** (stick-type beauty lotion that helps hide pores)

Middle: ***Ma Chérie Jelly Water Mist*** (styling agent for straight hair).

Asplir (high-moisture-content skincare product)

■ **Income from Operations**

Income from cosmetics operations jumped 80.4% owing to the gain in domestic sales, as well as decreased-inventory related expenses in cost of goods and improved efficiency of SG&A expenses.

(b) Toiletries

(Millions of yen)

	First Half of Fiscal 2003	First Half of Fiscal 2002	Increase/Decrease over First Half of Fiscal 2002	
			Amount	% change
Domestic	34,734	32,240	+2,494	+7.7%
Overseas	544	594	–50	–8.4%
Toiletries Sales from Outside Customers	35,278	32,834	+2,444	+7.4%
Sales and Transfer Account from Intersegment Transactions	457	527		
Total Toiletries Sales	35,736	33,362		
Income from Operations in Toiletries Division	1,623	–3,568	+5,192	—
Percent of Category Sales	4.5%	–10.7%	+15.2%	

■ **Sales**

Sales of toiletries grew 7.4%. During the term, stiff price competition and the shift to refill-type containers of our shampoo and conditioner lines caused unit prices to continue declining. Accordingly, the operating environment for the Company remained difficult. In response, we concentrated on selected categories and brands in order to expand over-the-counter sales. Thanks to rigorous inventory adjustments in the previous fiscal year, shipments in the current year have stabilized, boosting sales as a result.

■ **Major New Products**

Super Mild (shampoos, conditioners, others; brand renewal), ***Center In Deodorant*** (feminine hygiene product with deodorant benefits).

■ **Income from Operations**

The Company's toiletries business returned to profitability with ¥1.62 billion in income from segment operations. In addition to the rise in sales, the recovery in profitability stemmed from lower fixed costs pertaining to production and distribution.

(c) Others

(Millions of yen)

	First Half of Fiscal 2003	First Half of Fiscal 2002	Increase/Decrease over First Half of Fiscal 2002	
			Amount	% change
Domestic	23,673	26,648	–2,975	–11.2%
Overseas	10,898	6,874	+4,023	+58.5%
Other Sales from Outside Customers	34,571	33,522	+1,048	+3.1%
Sales and Transfer Account from Intersegment Transactions	23,284	21,672		
Total Other Sales	57,856	55,194		
Income from Operations in Others	914	2,071	–1,156	–55.8%
Percent of Category Sales	1.6%	3.8%	–2.2%	

■ **Domestic Sales**

Domestic sales of the Company's other businesses were down 11.2%. Revenues from our pharmaceuticals business increased, but revenues from our salon business fell slightly, and sales from our foods, accessories and boutique businesses languished.

Amid generally sluggish market conditions for the salon business, sales of straight-hair-perm agents were solid. However, hair-coloring products struggled.

In the pharmaceuticals business, our policy of focused marketing of mainstay general-purpose drugs continued to reap rewards, enabling us again post a revenue gain.

■ **Overseas Sales**

Overseas sales of other businesses rose 58.5%. Zotos International, Inc., our North American subsidiary, accounts for practically of the revenues in this category. That company's performance was affected by the slow U.S. economy and a reorganization of distributors. However, revenues were boosted by the acquisition of the ***Joico*** brand in December 2001. On a local-currency basis, overseas sales jumped significantly.

■ **Major New Products**

Salon: ***Crystallizing Wave*** (hair-perm agent with added hair-wave benefits)
Pharmaceuticals: ***Ferzea Clear Jelly*** (body lotion)

■ **Income from Operations**

In the interim term under review, income from other operations dropped 55.8%, mainly due to deteriorating profitability of the salon and foods businesses.

(4) Performance by Region

In Japan, our cosmetics and toiletries operations both reported improved revenues and earnings.

Overseas, our results were affected by the slowdown in the U.S. and European economy and restrictions on the import of cosmetics into China. Bolstered by the depreciating yen, however, sales in each region reported double-digit growth. On the expenses side, we continued actively investing in new brands. As a result, income from operations in the Americas declined. However, income in Europe and Asia/Oceania grew solidly.

Sales by Geographic Segment

(Millions of yen)

	First Half of Fiscal 2003	Percent of Net Sales	First Half of Fiscal 2002	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2002	
					Amount	% change
Domestic Sales	235,859	76.0%	227,769	77.9%	+8,089	+3.6%
Americas	22,417	7.2%	18,597	6.4%	+3,820	+20.5%
Europe	31,878	10.3%	28,668	9.8%	+3,209	+11.2%
Asia/Oceania	20,117	6.5%	17,344	5.9%	+2,772	+16.0%
Total Overseas Sales	74,414	24.0%	64,610	22.1%	+9,803	+15.2%
Net Sales	310,273	100.0%	292,379	100.0%	+17,893	+6.1%

Income by Geographic Segment

(Millions of yen)

	First Half of Fiscal 2003	Percent to Regional Sales*	First Half of Fiscal 2002	Percent to Regional Sales*	Increase/Decrease over First Half of Fiscal 2002	
					Amount	% change
Domestic Income from Operations	26,028	10.7%	9,714	4.1%	+16,313	+167.9%
Americas	543	2.0%	1,084	4.6%	–541	–49.9%
Europe	2,209	6.5%	1,519	4.9%	+690	+45.5%
Asia/Oceania	2,666	13.1%	2,208	12.5%	+458	+20.7%
Total Overseas Income from Operations	5,419	6.6%	4,812	6.6%	+607	+12.6%
Unallocatable Operating Expenses	(6,730)	—	(6,474)	—	(+255)	+4.0%
Income from Operations	24,717	8.0%	8,052	2.8%	+16,665	+207.0%

* Based on regional sales, including sales between regions.

Overseas Sales

(Millions of yen)

	First Half of Fiscal 2003	Percent of Net Sales	First Half of Fiscal 2002	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2002		
					Amount	% change	% change in local currency terms
Americas	23,302	7.5%	19,740	6.8%	+3,562	+18.0%	+9.5%
Europe	28,411	9.1%	25,536	8.7%	+2,874	+11.3%	+3.4%
Asia/Oceania	23,496	7.6%	20,134	6.9%	+3,361	+16.7%	+10.2%
Overseas Sales	75,209	24.2%	65,411	22.4%	+9,798	+15.0%	+7.3%

Sales by Category Segment (reference)

(Millions of yen)

	First Half of Fiscal 2003	Percent of Net Sales	First Half of Fiscal 2002	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2002	
					Amount	% change
Domestic	176,655	56.9%	168,079	57.5%	+8,576	+5.1%
Overseas	63,767	20.6%	57,942	19.8%	+5,824	+10.1%
Cosmetics	240,423	77.5%	226,022	77.3%	+14,400	+6.4%
Domestic	34,734	11.2%	32,240	11.0%	+2,494	+7.7%
Overseas	544	0.2%	594	0.2%	–50	–8.4%
Toiletries	35,278	11.4%	32,834	11.2%	+2,444	+7.4%
Domestic	23,673	7.6%	26,648	9.1%	–2,975	–11.2%
Overseas	10,898	3.5%	6,874	2.4%	+4,023	+58.5%
Others	34,571	11.1%	33,522	11.5%	+1,048	+3.1%
Net Sales	310,273	100.0%	292,379	100.0%	+17,893	+6.1%

(5) Appropriation of Fiscal 2003 Interim Profit

(a) Dividends

The Company plans to declare an interim cash dividend of ¥10.00 per share, as originally planned. On a nonconsolidated basis, therefore, the interim dividends-on-equity ratio will be 1.2% and the dividend payout ratio will be 56.1%.

(b) Purchase of Treasury Stock

At the June 2002 Annual Meeting of Shareholders, the Company set an upper limit for the purchase of treasury stock—20 million shares, or ¥40 billion—for fiscal 2003.

In the interim period under review, the Company bought back 2.95 million shares for a total of ¥4.65 billion.

We will consider future treasury stock purchases in a forward-looking manner, recognizing that such buybacks are a key part of our shareholder return strategy.

3.2 Outlook for Remainder of Fiscal 2003

(1) Overall Performance Outlook

We believe that the market environment surrounding the Company, both at home and overseas, will remain challenging. Amid these conditions, we will unite as a consolidated group to implement structural reforms in line with our quest to build a framework with a "sales counter focus" and shift to a profit-oriented system.

In the second half of fiscal 2003, our "sales counter focus" framework will become further entrenched, as will our consultation-oriented sales system. We expect to reap rewards as a result. Also, we will continue reorganizing our cost structure in an effort to reduce overall expenses. Overseas, we project continued solid growth, especially in Asia.

For fiscal 2003, we project record-high figures for sales and all income items. Specifically, we forecast a 6% increase in consolidated net sales, to ¥625 billion, an 84% jump in income from operations, to ¥47 billion, and net income of ¥25 billion.

We plan to declare a year-end dividend of ¥10.00 per share, resulting in total annual dividends of ¥20.00 per share.

Consolidated Net Sales

(Billions of yen)

	Fiscal 2003 (Estimate)	Fiscal 2002 (Results)	Increase/Decrease over Fiscal 2002	
			Amount	% change
Cosmetics	480.0	460.0	+20.0	+4%
Toiletries	70.0	64.0	+6.0	+9%
Others	75.0	66.0	+9.0	+14%
Net Sales	625.0	590.0	+35.0	+6%

Overseas Sales	150.0	132.3	+17.7	+13%
Share in Net Sales	24.0%	22.4%		

Consolidated Income

(Billions of yen)

	Fiscal 2003 (Estimate)	Percent of Net Sales	Fiscal 2002 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Income from Operations	47.0	7.5%	25.6	4.3%	+21.4	+84%
Ordinary Income	43.0	6.9%	27.6	4.7%	+15.4	+56%
Net Income	25.0	4.0%	–22.8	—%	+47.8	—%
Consolidated Net Income/ Nonconsolidated Net Income	1.67 times	—	—			

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal 2003 (Estimate)	Fiscal 2002 (Results)	Increase /Decrease over Fiscal 2002	
			Amount	% change
Cosmetics	195.0	188.0	+7.0	+4%
Others	15.0	14.3	+0.7	+5%
Net Sales	210.0	202.3	+7.7	+4%

Nonconsolidated Income

(Billions of yen)

	Fiscal 2003 (Estimate)	Percent of Net Sales	Fiscal 2002 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2002	
					Amount	% change
Income from Operations	22.0	10.5%	18.4	9.1%	+3.6	+19%
Ordinary Income	27.0	12.9%	26.9	13.3%	+0.1	0%
Net Income	15.0	7.1%	–19.2	—%	+34.2	—%

Per Share Information and Financial Ratios

	Fiscal 2003 (Estimate)	Fiscal 2002 (Results)	Increase/Decrease over Fiscal 2002
Return on Equity (%):			
Consolidated	7.0	–6.4	+13.4
Nonconsolidated	4.3	–5.3	+9.6
Net Income per Share (Yen):			
Consolidated	59.52	–54.64	+114.16
Nonconsolidated	35.80	–46.07	+81.87
Payout Ratio (Nonconsolidated)	55.9	—	—
Dividends per Share (Yen):			
Interim	10.00	8.00	+2.00
Year-End	10.00	8.00	+2.00

(2) Outlook by Major Business Category

(a) Cosmetics

In Japan, our new transaction and sales systems, geared to over-the-counter sales, will begin to bear fruit. Based on these systems, we will utilize POS-derived information more extensively and work in other ways to entrench our "sales counter focus" marketing approach. Accordingly, we look forward to further progress in over-the-counter sales efforts of retailers and activities of our own salespeople. While the market environment will remain difficult, we are confident of maintaining over-the-counter sales at the previous-year level, due to the revitalization of our distribution channels.

At the prestige end of the domestic market, we will pursue an action plan for solidifying the "Shiseido Skincare House" concept. Specifically, we will reorganize our product line configuration, making concentrated investments in top core lines, thus nurturing them into "powerful lines."

In the self selection ***FITIT*** section of the domestic market, we will work to raise over-the-counter sales by concentrating on mainstay product lines and increasing name recognition of each line.

Overseas, we will promote further acceptance of the core ***SHISEIDO The Skincare*** and ***SHISEIDO The Makeup*** lines from SHISEIDO brand, as well as the top-end ***Clé de Peau BEAUTÉ*** brand. We will also reinforce our brand strategy through the successive launch of ***FITIT*** overseas, centering on Asia. In addition, we will strive to expand market share by further reinforcing non-Shiseido brands.

Domestic sales for the year are expected to rise as shipments return to normal after being suppressed in previous fiscal year. Overseas, although the outlook remains uncertain in Europe and North America, we anticipate solid growth in local-currency terms, with a particularly strong performance in Asia.

Income from cosmetics operations is expected to rise significantly, boosted by improved revenues, more efficient use of SG&A outlays, and improved cost efficiency on the logistical side.

(b) Toiletries

Competition in the toiletries market remains severe, making it difficult to predict how market conditions will evolve in latter half of the year. Against this background, we will concentrate our efforts on mainstay categories and brands. We expect our core brands, which were revamped in September 2002, to make a major contribution. We therefore look forward to healthy domestic sales of toiletries.

The toiletries segment is expected to return to profitability in fiscal 2003 thanks to the recovery in revenues and restructuring of our cost systems.

(c) Others

In our salon business, we forecast a turnaround on the domestic side as new hair-color lines are launched in the second half of the year. Zotos International should also enjoy higher revenues, having acquired the ***Joico*** brand. In the pharmaceuticals and health and beauty foods categories, we will continue focusing on promotion of mainstay products, raising revenues accordingly.

For the segment, we expect an increase in sales and a decline in income from operations for the year.

(d) Overseas Sales

Since the end of the interim term under review, we have noticed generally favorable wholesale cosmetics sales in each overseas region (in local-currency terms). In Europe and North America, the outlook is difficult to predict, but our U.S. operations will benefit from sales of the ***Joico*** brand. We also expect strong sales growth in China to continue. For the year, we forecast an increase in overseas sales in local-currency terms, and a 13% rise in yen terms.

Our predictions are based on the following assumptions.

For fiscal 2003, we expect real domestic GDP to grow by less than 0.5%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will dip slightly below previous-year levels. Our forecasts are based on exchange rates of ¥120 per U.S. dollar, ¥110 per euro, and ¥3.6 per new Taiwan dollar.

4. Consolidated Interim Financial Statements

4.1 Consolidated Interim Balance Sheets

(Millions of yen)

	First Half of Fiscal 2003 (September 30, 2002)		First Half of Fiscal 2002 (September 30, 2001)		Fiscal 2002 (March 31, 2002)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
ASSETS						
Current Assets:	**294,634**	**45.6**	**305,589**	**47.3**	**304,832**	**45.9**
Cash and Time Deposits	41,118		32,709		35,049	
Notes and Accounts Receivable	96,682		103,175		103,874	
Short-Term Investments in Securities	56,381		39,369		55,364	
Inventories	67,553		88,535		70,341	
Deferred Tax Assets	20,291		28,339		25,397	
Other Current Assets	13,899		14,740		16,093	
Less: Allowance for Doubtful Accounts	–1,291		–1,280		–1,288	
Fixed Assets:	**352,085**	**54.4**	**340,647**	**52.7**	**359,208**	**54.1**
Tangible Fixed Assets:	174,201	26.9	175,583	27.2	177,986	26.8
Buildings and Structures	70,638		72,172		72,203	
Machinery, Equipment, and Vehicles	20,406		20,672		20,636	
Fixtures and Fittings	17,505		17,162		17,860	
Land	63,301		62,800		63,162	
Construction in Progress	2,348		2,775		4,123	
Intangible Fixed Assets:	59,453	9.2	41,484	6.4	59,332	8.9
Goodwill	27,880		15,908		26,294	
Consolidation Adjustment Accounts	1,420		—		857	
Other Intangible Fixed Assets	30,152		25,576		32,180	
Investments and Other Assets:	118,430	18.3	123,579	19.1	121,890	18.4
Investments in Securities	41,228		45,444		41,962	
Deferred Tax Assets	43,951		43,472		44,415	
Other Investments	33,762		35,164		36,021	
Less: Allowance for Doubtful Accounts	–511		–501		–508	
Total Assets	**646,720**	**100.0**	**646,236**	**100.0**	**664,040**	**100.0**

(Millions of yen)

	First Half of Fiscal 2003 (September 30, 2002)		First Half of Fiscal 2002 (September 30, 2001)		Fiscal 2002 (March 31, 2002)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
LIABILITIES						
Current Liabilities:	**146,180**	**22.6**	**153,239**	**23.7**	**157,544**	**23.7**
Notes and Accounts Payable	47,678		48,882		50,219	
Bonds Redeemable within 1 year	6,903		3,772		3,904	
Short-Term Bank Loans	18,966		19,924		21,780	
Accrued Amount Payable	39,994		37,983		47,396	
Accrued Corporate Tax and Other	3,494		7,240		1,989	
Reserve for Selling Expenses	—		4,756		—	
Other Current Liabilities	29,141		30,679		32,254	
Long-Term Liabilities:	**147,388**	**22.8**	**122,593**	**19.0**	**148,547**	**22.4**
Corporate Bonds	67,631		39,212		67,442	
Long-Term Borrowings	5,366		5,762		5,042	
Reserve for Employees' Retirement Benefits	65,092		69,374		67,285	
Consolidation Adjustment Accounts	—		2,408		—	
Other Long-Term Liabilities	9,297		5,836		8,778	
Total Liabilities	**293,569**	**45.4**	**275,833**	**42.7**	**306,092**	**46.1**
MINORITY INTERESTS						
Minority Interests	**11,195**	**1.7**	**12,919**	**2.0**	**12,280**	**1.8**
SHAREHOLDERS' EQUITY						
Capital Stock	—	—	64,506	10.0	64,506	9.7
Additional Paid-In Capital	—	—	66,093	10.2	70,258	10.6
Consolidation Surplus	—	—	250,420	38.8	225,800	34.0
Securities Valuation Differential	—	—	–5,845	–0.9	–1,754	–0.2
Currency Adjustment Accounts	—	—	–15,159	–2.4	–10,511	–1.6
Treasury Shares	—	—	–2,531	–0.4	–2,631	–0.4
Total Shareholders' Equity	**—**	**—**	**357,483**	**55.3**	**345,667**	**52.1**
Capital Stock	64,506	10.0	—	—	—	—
Additional Paid-In Capital	70,258	10.8	—	—	—	—
Earned Surplus	232,031	35.9	—	—	—	—
Securities Valuation Differential	–2,207	–0.3	—	—	—	—
Currency Adjustment Accounts	–14,245	–2.2	—	—	—	—
Treasury Shares	–8,388	–1.3	—	—	—	—
Total Shareholders' Equity	**341,955**	**52.9**	**—**	**—**	**—**	**—**
Total Liabilities, Minority Interests, and Shareholders' Equity	**646,720**	**100.0**	**646,236**	**100.0**	**664,040**	**100.0**

4.2 Consolidated Interim Statements of Income

(Millions of yen)

	First Half of Fiscal 2003 (April 1–September 30, 2002)		First Half of Fiscal 2002 (April 1–September 30, 2001)		Fiscal 2002 (April 1, 2001–March 31, 2002)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
I. Net Sales	**310,273**	**100.0**	**292,379**	**100.0**	**589,962**	**100.0**
II. Cost of Sales	**103,245**	**33.3**	**99,337**	**34.0**	**200,193**	**34.0**
Gross Income	207,027	66.7	193,042	66.0	389,768	66.0
III. Selling, General and Administrative Expenses	**182,310**	**58.7**	**184,989**	**63.2**	**364,196**	**61.7**
Income from Operations	**24,717**	**8.0**	**8,052**	**2.8**	**25,572**	**4.3**
IV. Other Income:	**3,217**	**1.0**	**5,912**	**2.0**	**10,645**	**1.8**
Interest Income	335		758		1,354	
Gain on Sale of Marketable Securities	215		174		412	
Gain on Sale of Fixed Assets	379		2,971		4,177	
Amortization of Consolidation Adjustment Accounts	539		300		723	
Others	1,747		1,708		3,977	
V. Other Expenses:	**4,634**	**1.5**	**4,060**	**1.4**	**8,661**	**1.4**
Interest Expense	1,246		1,004		2,104	
Loss on Sale of Marketable Securities	4		578		728	
Equity in Earnings of Affiliates	305		174		497	
Amortization of Trademark and Goodwill	995		1,175		2,358	
Others	2,082		1,128		2,973	
Ordinary Income	**23,300**	**7.5**	**9,904**	**3.4**	**27,556**	**4.7**
VI. Extraordinary Loss	**2,062**	**0.7**	**16,227**	**5.6**	**57,201**	**9.7**
Devaluation of Financial Assets	2,062		1,767		12,775	
Amortization of Inventories	—		14,460		34,360	
Restructuring Expenses	—		—		10,065	
Income before Income Taxes	**21,237**	**6.8**	—	—	—	—
Previous Interim (Annual) Loss before Income Taxes	—	—	**6,323**	**2.2**	**29,645**	**5.0**
Income Taxes	**3,216**	**1.0**	**8,568**	**2.9**	**6,084**	**1.0**
Adjustment for Corporate Tax, etc.	**7,068**	**2.3**	**–13,415**	**–4.6**	**–13,439**	**–2.2**
Less: Minority Interests in Net Loss of Consolidated Subsidiaries	**1,079**	**0.3**	**–0**	**–0.0**	**477**	**0.1**
Interim Net Income	**9,873**	**3.2**	—	—	—	—
Previous Interim (Annual) Net Loss	—	—	**1,475**	**0.5**	**22,767**	**3.9**

4.3 Consolidated Interim Retained Earnings (term-end)

(Millions of yen)

	First Half of Fiscal 2003 (April 1– September 30, 2002)	First Half of Fiscal 2002 (April 1– September 30, 2001)	Fiscal 2002 (April 1, 2001– March 31, 2002)
Balance at Beginning of Term	—	**255,369**	**255,369**
Decrease in Consolidation Surplus	—	**3,474**	**6,802**
Cash Dividends Paid	—	3,333	6,666
Bonuses to Directors and Corporate Auditors	—	103	103
Decrease due to Increase in Number of Consolidated Subsidiaries	—	9	3
Other Decrease	—	27	27
Interim Net Loss	—	**1,475**	**22,767**
Balance at End of Term	—	**250,420**	**225,800**
CAPITAL SURPLUS			
Balance at Beginning of Term	**70,258**	—	—
Additional Paid-in Capital at Beginning of Term	70,258	—	—
Balance at End of Term	**70,258**	—	—
EARNED SURPLUS			
Balance at Beginning of Term	**225,800**	—	—
Consolidation Surplus at Beginning of Term	225,800	—	—
Increase in Earned Surplus	**9,873**	—	—
Interim Net Income	9,873	—	—
Decrease in Earned Surplus	**3,641**	—	—
Cash Dividends Paid	3,380	—	—
Bonuses to Directors	61	—	—
Decrease due to Increase in Consolidated Subsidiaries	130	—	—
Differential Loss on Disposal of Treasury Stock	4	—	—
Other Decrease	64	—	—
Balance at End of Term	**232,031**	—	—

4.4 Consolidated Interim Statements of Cash Flows

(Millions of yen)

	First Half of Fiscal 2003 (April 1–September 30, 2002)	First Half of Fiscal 2002 (April 1–September 30, 2001)	Fiscal 2002 (April 1, 2001–March 31, 2002)
I. Cash Flows from Operating Activities			
Income before Income Taxes	21,237	—	—
Previous Interim (Annual) Net Loss	—	–6,323	–29,645
Depreciation	13,347	13,739	27,952
Devaluation of Financial Assets	2,062	1,767	12,775
Amortization of Inventories	—	9,277	16,310
Restructuring Expenses	—	—	10,065
Increase/Decrease in Reserve for Selling Expenses	—	—	–4,503
Increase/Decrease in Reserve for Employees' Retirement Benefits	–2,132	–825	–2,963
Amortization of Consolidated Adjustment	–539	–300	–723
Increase/Decrease in Allowance for Doubtful Accounts	14	128	60
Interest and Dividend Income	–580	–948	–1,613
Interest Expense	1,246	1,004	2,104
Equity in Earnings of Affiliates	305	174	497
Increase/Decrease in Receivables	6,233	19,100	20,483
Increase/Decrease in Inventories	1,044	–5,175	–2,878
Increase/Decrease in Trade Payables	–7,824	–14,145	–6,854
Other Increase/Decrease	–2,566	–5,825	–5,219
Subtotal	31,848	11,648	35,846
Interest and Dividend Income	553	1,229	2,042
Interest Paid	–832	–709	–1,948
Income Taxes Paid	–667	4,190	575
Net Cash Provided by Operating Activities	**30,901**	**16,359**	**36,516**
II. Cash Flows from Investing Activities			
Purchase of Marketable Securities	–2,456	–526	—
Sales of Marketable Securities	966	5,058	5,831
Purchase of Investment Securities	–4,176	–3,233	–12,890
Sales of Investment Securities	2,821	3,224	10,660
Acquisition of Tangible Fixed Assets	–9,674	–11,679	–22,561
Sales of Tangible Fixed Assets	1,092	4,745	7,156
Acquisition of Intangible Fixed Assets	–1,168	–1,378	–3,351
Purchase of Shares in Subsidiaries due to Change in Scope of Consolidation	—	—	–13,395
Increase/Decrease in Other Assets	–6,501	–1,839	–4,218
Net Cash Provided by Investing Activities	**–19,097**	**–5,628**	**–32,767**
III. Cash Flows from Financing Activities			
Net Increase in Short-Term Debt	–2,292	922	–975
Borrowings of Long-Term Debt	1,484	951	2,345
Repayment of Long-Term Debt	–229	–1,166	–883
Proceeds from Bond Issue	8,145	—	28,031
Redemption of Bonds	–4,052	—	—
Sales/Purchases of Treasury Stocks	–5,760	76	–22
Cash Dividends	–3,380	–3,330	–6,665
Cash Dividends paid for Minority	–65	–136	–608
Net Cash Provided by Financing Activities	**–6,150**	**–2,682**	**21,221**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**–423**	**169**	**2,448**
V. Net Change in Cash and Cash Equivalents	**5,230**	**8,218**	**27,419**
VI. Cash and Cash Equivalents at Beginning of Term	**90,293**	**62,017**	**62,017**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**0**	**132**	**856**
VIII. Cash and Cash Equivalents at End of Term	**95,523**	**70,368**	**90,293**

Notes to Consolidated Interim Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 101
Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" (page 3) in "1. The Shiseido Group" section.

(New inclusions)
Newly included in the scope of consolidation in the interim term under review are three companies (SMB S.A.S., Nom de Code S.A., and Shiseido China Research Center Co., Ltd., which commenced full-scale operations during the term.

(2) Main nonconsolidated subsidiaries
Number of nonconsolidated subsidiaries: 3
Major Company Name: 331 International S.A.S.

Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements, they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method applicable: 6
Major Company Name: Pierre Fabre Japon Co., Ltd.

(2) Nonconsolidated subsidiaries and affiliated companies where equity method not applicable: 5
Since these companies do not engage in full-scale operations and their net income and retained earnings have minimal impact on the Company's consolidated financial statements, they are not included in the scope of the equity method.

3. Interim Fiscal Terms for Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 57 companies—overseas consolidated subsidiaries (except Shiseido Investment US, Inc.), as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have interim fiscal terms ending June 30. Shiseido Investment US, Inc., has an interim term ending July 31, and Shiseido Investment Co., Ltd., has an interim term ending August 31. All other consolidated subsidiaries have interim terms ending September 30.

The most recent financial statements have been used for the 59 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., Taishi Trading Co., Ltd., and Shiseido Investment Co., Ltd.—with interim terms ending in months other than September. The consolidated statements have been adjusted to reflect important transactions that took place between the respective interim term-ends of those companies and September 30, 2002.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Other securities:

Market price applicable: At market, based on market prices at interim term-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method.

(b) Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries primarily value inventory at cost, based on the final purchase method.

(2) Depreciation of Major Fixed Assets

(a) Tangible fixed assets

Buildings (excluding attached equipment) are depreciated using the straight line method. Other tangible fixed assets are, in principle, depreciated using the declining balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Fixed Assets

Intangible fixed assets are, in principle, amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)
Trademark rights: 10 years, in principle
Software: 5 years, in principle

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries have set aside reserves. The amounts of such reserves are determined using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities. Overseas consolidated subsidiaries, in general, report the estimated value of specified types of unrecoverable debt.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(See "Supplementary Information")

(c) Allowance for Employees' Retirement Benefits
As contingency against expenses arising from retirement of employees, the parent company and its domestic consolidated subsidiaries have set aside a reserve based on estimated retirement benefit liabilities and pension assets at the end of interim fiscal term under review.

Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following consolidated financial year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen
Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the interim term. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities of overseas subsidiaries are translated into yen at the spot rate effective at the end of the interim term. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the term. Exchange differential is included in the Minority Interests and the Exchange Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts
Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Interim Financial Statements
Consumption Tax: In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

5. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows
"Cash and Cash Equivalents" as shown in the Consolidated Interim Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Supplementary Information

(Treasury Stock and Elimination of Legal Reserve)
From the consolidated interim term under review, the Company has applied "Corporate Accounting Standards No. 1: Accounting Standards Related to Treasury Stock and Elimination of Legal Reserve". The effect of this change on the Company's Statements of Income was minimal.

An amendment has been made to provisions governing preparation of consolidated interim financial statements. This amendment is reflected in the Shareholders' Equity section of the Balance Sheets, as well as in the Statements of Retained Earnings.

(Net Income per Share)
From the consolidated interim term under review, the Company has applied "Corporate Accounting Standards No. 2: Accounting Standard Related to Net Income per Share". Based on

these accounting standards, figures for net loss per share and net assets per share for the interim term ended September 30, 2001, as well as for the fiscal year ended March 31, 2002, are shown below.

The Company did not report fully diluted interim (annual) net income per share because net losses were incurred for the interim term ended September 30, 2001, and for the fiscal year ended March 31, 2002.

(Yen)

	First Half of Fiscal 2002 (April 1–September 30, 2001)	Fiscal 2002 (April 1, 2001–March 31, 2002)
Interim (Annual) Net Loss per Share	–3.61	–54.85
Net Assets per Share	857.88	817.81

(Amortization of Intangible Fixed Assets)

Previously, U.S. subsidiaries amortized goodwill and trademark rights using the straight-line method over the estimated useful lives of such assets. From the interim period under review, however, goodwill and intangibles for which useful lives cannot be determined are not amortized, but judged as losses (pursuant to SFAS No. 142). The effect of this change on the Company's ordinary income and income before income taxes in the interim period under review was minimal.

(Returned Goods Adjustment Reserve)

In the second half of the fiscal year ended March 31, 2002, the Shiseido Group decided to set up Returned Goods Adjustment Reserves for all Group companies that handle returned goods in the normal course of business. The method of establishing the reserves would be uniform throughout the Group. As a consequence, subsidiaries that previously reported the maximum transferable amount based on Corporate Tax Law provisions changed their method of reporting, while subsidiaries that previously did not have Returned Goods Adjustment Reserves set up such reserves for the fiscal year ended March 31, 2002.

Although the previous method was used for the interim term ended September 30, 2001, the change would have had minimal effect on income from operations, ordinary income, or net loss before income taxes.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

	First Half of Fiscal 2003 (As of September 30, 2002)	First Half of Fiscal 2002 (As of September 30, 2001)	Fiscal 2002 (As of March 31, 2002)
Cumulative Depreciation of Tangible Fixed Assets	236,791	229,987	229,429
Guaranteed Liabilities	36	—	220

(Consolidated Statements of Income)

(Millions of yen)

	First Half of Fiscal 2003 (April 1– September 30, 2002)	First Half of Fiscal 2002 (April 1– September 30, 2001)	Fiscal 20012 (April 1, 2001– March 31, 2002)
1. Selling, General and Administrative Expenses			
Advertising expenses	19,809	25,163(*)	43,218
Selling expenses	51,431	51,288(*)	105,226
Salaries, bonuses	55,162	54,472	105,423
Retirement Benefit Expense	5,876	6,344	12,505
		(*) Transfer to Reserve for Sales Costs, totaling ¥4,756 million, includes ¥2,251 million for Advertising and ¥2,504 million for Selling Expenses.	
2. Extraordinary Loss			
Inventory Amortization Expense Mainly Due to Change in Law	—	Expense incurred through the take-back and disposal of manufactured products that did not conform to the amended Pharmaceutical Law mandating full labeling of ingredients on product packaging from the current fiscal year.	Expense incurred through the take-back and disposal of products that did not conform to the amended Pharmaceutical Law mandating full component labeling, as well as take-back and disposal of products based on a notice from the Ministry of Health, Labor and Welfare concerning substances derived from cattle.
Restructuring Expenses	—	—	In the year ended March 31, 2002, the Company, as part of its structural reforms, began implementing supply chain reforms aimed at reducing the volume and increasing the quality of inventories. In line with these reforms, the Company devalued products based on consideration of their perceived salability after the period in which they were manufactured. This led to a devaluation of inventories of ¥9,601 million. The Company also reported a ¥464 million loss on disposal of equipment resulting from the transfer of soap manufacturing operations to a third party.

(Consolidated Retained Earnings)

	First Half of Fiscal 2003 (April 1–September 30, 2002)	First Half of Fiscal 2002 (April 1–September 30, 2001)	Fiscal 2002 (April 1, 2001–March 31, 2002)
Decrease in Other Surplus	Elimination of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards	(See left)	(See left)

(Consolidated Cash Flows)

(Millions of yen)

	First Half of Fiscal 2003 (April 1–September 30, 2002)		First Half of Fiscal 2002 (April 1–September 30, 2001)		Fiscal 2002 (April 1, 2001–March 31, 2002)	
1. Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets.	Cash and Time Deposits Account	41,118	Cash and Time Deposits Account	32,709	Cash and Time Deposits Account	35,049
	Short-Term Investments in Securities Account	56,381	Short-Term Investments in Securities Account	39,369	Short-Term Investments in Securities Account	55,364
	Total	97,499	Total	72,079	Total	90,413
	Term Deposits of More than 3 Months	–424	Term Deposits of More than 3 Months	–415	Term Deposits of More than 3 Months	–53
	Stocks, Bonds with Maturities of More than 3 Months, etc.	–1,551	Stocks, Bonds with Maturities of More than 3 Months, etc.	–1,295	Stocks, Bonds with Maturities of More than 3 Months, etc.	–66
	Cash and Cash Equivalents	95,523	Cash and Cash Equivalents	70,368	Cash and Cash Equivalents	90,293
2. Main components of assets and liabilities of companies that were newly consolidated due to purchase of shares.	—		—		With respect to 4 newly consolidated companies (Joico, Joico Canada, Joico Holdings, and Joico Europe), the relationships between assets and liabilities held by those 4 companies at the time of consolidation, purchase price of shares in the 4 companies, and outlays for such purchases are listed below.	
					Current Assets	2,950
					Fixed Assets	15,441
					Current Liabilities	–1,935
					Long-Term Liabilities	–2,279
					Purchase Price of Shares	14,176
					Cash and Cash Equivalents	–781
					Difference: Outlays for Purchase	13,395

Segment Information

1. Category Segment Information

(Millions of yen)

	First Half of Fiscal 2003 (April 1–September 30, 2002)					
	Cosmetics	Toiletries	Others	Total	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	240,423	35,278	34,571	310,273	—	310,273
(2) Sales and Transfer Account from Intersegment Transactions	1,921	457	23,284	25,663	(25,663)	—
Total	242,344	35,736	57,856	335,936	(25,663)	310,273
Operating Expenses	213,435	34,112	56,941	304,488	(18,933)	285,555
Income from Operations	28,909	1,623	914	31,447	(6,730)	24,717
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	313,281	44,403	112,841	470,527	176,193	646,720
Depreciation and Amortization	6,328	1,320	3,688	11,337	24	11,362
Capital Participations	8,814	898	4,685	14,398	80	14,479

(Millions of yen)

	First Half of Fiscal 2002 (April 1–September 30, 2001)					
	Cosmetics	Toiletries	Others	Total	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	226,022	32,834	33,522	292,379	—	292,379
(2) Sales and Transfer Account from Intersegment Transactions	2,116	527	21,672	24,316	(24,316)	—
Total	228,139	33,362	55,194	316,696	(24,316)	292,379
Operating Expenses	212,115	36,930	53,123	302,169	(17,842)	284,327
Income from Operations	16,024	–3,568	2,071	14,526	(6,474)	8,052
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	315,621	58,066	100,220	473,908	172,327	646,236
Depreciation and Amortization	6,432	1,503	3,734	11,670	23	11,693
Capital Participations	5,200	715	2,839	8,755	22	8,777

(Millions of yen)

	Fiscal 2002 (April 1, 2001–March 31, 2002)					
	Cosmetics	Toiletries	Others	Total	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	460,003	63,976	65,982	589,962	—	589,962
(2) Sales and Transfer Account from Intersegment Transactions	4,075	1,117	46,383	51,576	(51,576)	—
Total	464,079	65,094	112,365	641,538	(51,576)	589,962
Operating Expenses	424,194	69,648	109,399	603,242	(38,851)	564,390
Income from Operations	39,884	–4,554	2,966	38,296	(12,724)	25,572
2. Assets, Depreciation and Amortization, and Capital Participations:						
Assets	317,689	48,940	112,848	479,478	184,562	664,040
Depreciation and Amortization	13,160	2,924	7,460	23,544	46	23,591
Capital Participations	13,848	1,480	21,402	36,731	69	36,801

Notes: 1. Business segment and main products included in each segment.
Shiseido's business is segmented by categories for easier control of its in-house organization.
Cosmetics............Women's and men's cosmetics, beauty soap, cosmetic accessories
Toiletries ....Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades
Others..................Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the interim term included ¥6,730 million in operating expenses for noncategorized spending covered in the eliminations line item. The amount for the previous corresponding term was ¥6,474 million and for fiscal 2002 was ¥12,724 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At interim term-end, companywide assets included in the Elimination line item were ¥176,193 million, consisting mainly of parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), administrative operations, deferred tax assets, and construction in progress. The previous-interim term-end amount was ¥172,327 million, and the previous fiscal year-end amount was ¥184,562 million.

2. Geographic Segment Information

(Millions of yen)

	First Half of Fiscal 2003 (April 1–September 30, 2002)						
	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	235,859	22,417	31,878	20,117	310,273	—	310,273
(2) Sales and Transfer Account from Intersegment Transactions	7,854	5,355	2,190	220	15,620	(15,620)	—
Total	243,713	27,773	34,068	20,338	325,893	(15,620)	310,273
Operating Expenses	217,685	27,230	31,858	17,671	294,446	(8,890)	285,555
Income from Operations	26,028	543	2,209	2,666	31,447	(6,730)	24,717
2. Assets	300,991	69,633	65,209	34,692	470,527	176,193	646,720

(Millions of yen)

	First Half of Fiscal 2002 (April 1–September 30, 2001)						
	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	227,769	18,597	28,668	17,344	292,379	—	292,379
(2) Sales and Transfer Account from Intersegment Transactions	6,745	5,028	2,547	276	14,598	(14,598)	—
Total	234,515	23,625	31,216	17,621	306,978	(14,598)	292,379
Operating Expenses	224,800	22,540	29,697	15,413	292,451	(8,124)	284,327
Income from Operations	9,714	1,084	1,519	2,208	14,526	(6,474)	8,052
2. Assets	332,494	59,354	50,712	31,347	473,908	172,327	646,236

(Millions of yen)

	Fiscal 2002 (April 1,2001–March 31, 2002)						
	Japan	Americas	Europe	Asia/ Oceania	Total	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	460,095	38,923	56,804	34,138	589,962	—	589,962
(2) Sales and Transfer Account from Intersegment Transactions	15,505	7,559	4,174	548	27,787	(27,787)	—
Total	475,600	46,483	60,978	34,686	617,749	(27,787)	589,962
Operating Expenses	442,221	46,512	59,397	31,321	579,452	(15,062)	564,390
Income from Operations	33,379	–28	1,581	3,364	38,296	(12,724)	25,572
2. Assets	308,147	78,874	57,500	34,956	479,478	184,562	664,040

Notes: 1. Differentiation between countries and regions
(1) Differentiation between countries and regions is based on geographic proximity.
(2) Major countries and regions are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, etc.
Asia/Oceania: Taiwan, China, Australia, etc.

2. Operating expenses for the interim term included ¥6,730 million in operating expenses for noncategorized spending covered in the eliminations line item. The amount for the previous corresponding term was ¥6,474 million and for fiscal 2002 was ¥12,724 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At interim term-end, companywide assets included in the Elimination line item were ¥176,193 million, consisting mainly of parent company financial assets (cash and time deposits, short-term investments in securities, and investments in securities), administrative operations, deferred tax assets, and construction in progress. The previous-interim term-end amount was ¥172,327 million, and the previous fiscal year-end amount was ¥184,562 million.

3. Overseas Sales

(Millions of yen)

	First Half of Fiscal 2003 (April 1–September 30, 2002)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	23,302	28,411	23,496	75,209
Consolidated Net Sales				310,273
Percentage of Overseas Sales in Consolidated Net Sales	7.5%	9.1%	7.6%	24.2%

(Millions of yen)

	First Half of Fiscal 2002 (April 1–September 30, 2001)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	19,740	25,536	20,134	65,411
Consolidated Net Sales				292,379
Percentage of Overseas Sales in Consolidated Net Sales	6.8%	8.7%	6.9%	22.4%

(Millions of yen)

	Fiscal 2002 (April 1, 2001–March 31, 2002)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	41,621	51,328	39,355	132,305
Consolidated Net Sales				589,962
Percentage of Overseas Sales in Consolidated Net Sales	7.0%	8.7%	6.7%	22.4%

Notes: 1. Differentiation between countries and regions

(1) Differentiation between countries and regions is based on geographic proximity.

(2) Major countries and regions are as follows:

Americas: United States, Canada, Brazil, etc.

Europe: France, Italy, Germany, etc.

Asia/Oceania: Taiwan, China, Australia, etc.

2. Overseas net sales consist of exports from Shiseido and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among consolidated companies are not included.

(Lease Transactions)

[As a Lessee]

· This refers to finance lease contracts other than those which are deemed to transfer the ownership of the leased assets to lessees.

(Millions of yen)

	First Half of Fiscal 2003 (April 1– September 30, 2002)	First Half of Fiscal 2002 (April 1– September 30, 2001)	Fiscal 2002 (April 1, 2001– March 31, 2002)
Assumed Purchase Cost, Assumed Accumulated Depreciation, and Assumed Net Book Value			
Assumed Purchase Cost			
Machinery and Equipment, and Vehicles	2,869	2,724	2,748
Fixtures and Fittings	21,011	19,131	21,613
Other	5,789	5,222	7,916
Total	29,669	27,077	32,278
Assumed Accumulated Depreciation			
Machinery and Equipment, and Vehicles	1,453	1,254	1,463
Fixtures and Fittings	9,778	8,037	9,448
Other	1,682	1,513	2,988
Total	12,913	10,806	13,900
Assumed Net Book Value			
Machinery and Equipment, and Vehicles	1,415	1,469	1,284
Fixtures and Fittings	11,233	11,093	12,164
Other	4,107	3,708	4,928
Total	16,755	16,271	18,378
Scheduled Maturities of Future Lease Rental Payments			
Due within 1 Year	4,831	4,784	5,098
Due over 1 Year	11,924	11,487	13,279
Total	16,755	16,271	18,378
Lease Rental Expenses for the Term (Assumed Depreciation)	**2,743**	**2,226**	**4,927**
Method of Computing Depreciation –Depreciation is based on the straight-line method over the lease term of the lease assets.			

Note: The above figures are calculated based on the interest-inclusive method.

Operating Lease Transactions

(Millions of yen)

	First Half of Fiscal 2003 (April 1– September 30, 2002)	First Half of Fiscal 2002 (April 1– September 30, 2001)	Fiscal 2002 (April 1, 2001– March 31, 2002)
Future Lease Rental Payments			
Due within 1 Year	362	279	206
Due over 1 Year	205	266	217
Total	568	546	423

[As a Lessor]

(Millions of yen)

	First Half of Fiscal 2003 (April 1– September 30, 2002)	First Half of Fiscal 2002 (April 1– September 30, 2001)	Fiscal 2002 (April 1, 2001– March 31, 2002)
Purchase Cost, Accumulated Depreciation, and Net Book Value			
Purchase Cost			
Machinery and Equipment, and Vehicles	956	618	855
Fixtures and Fittings	2,208	2,476	2,615
Other	437	321	390
Total	3,602	3,416	3,860
Accumulated Depreciation			
Machinery and Equipment, and Vehicles	335	209	266
Fixtures and Fittings	1,058	1,090	1,315
Other	84	204	225
Total	1,478	1,503	1,807
Net Book Value			
Machinery and Equipment, and Vehicles	621	408	588
Fixtures and Fittings	1,149	1,386	1,299
Other	352	116	164
Total	2,123	1,912	2,053
Scheduled Maturities of Future Lease Rental Payments			
Due within 1 Year	586	490	570
Due over 1 Year	1,642	1,482	1,579
Total	2,229	1,972	2,149
Lease Rental Income for the year and Depreciation, Assumed Interest Income			
Lease Rental Income for the Year	340	314	669
Depreciation	300	278	588
Assumed Interest Income	50	43	101
Method of Calculating Assumed Interest Income			
–Interest method			

(Marketable Securities)

1. Other Marketable Securities with Market Values

(Millions of yen)

	First Half of Fiscal 2003 (September 30, 2002)			First Half of Fiscal 2002 (September 30, 2001)			Fiscal 2002 (March 31, 2002)		
	Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference
(1) Stocks	19,550	19,187	–362	29,565	22,788	–6,776	19,316	19,338	21
(2) Bonds									
Corporate	3,130	3,062	–68	638	604	–34	146	127	–18
Other	3,488	3,473	–15	—	—	—	—	—	—
(3) Other	11,294	8,008	–3,285	11,760	8,736	–3,024	13,887	10,907	–2,980
Total	37,464	33,732	–3,731	41,964	32,128	–9,835	33,350	30,373	–2,977

2. Marketable Securities to Which Market Value Does Not Apply

(Millions of yen)

	First Half of Fiscal 2003 (September 30, 2002)	First Half of Fiscal 2002 (September 30, 2001)	Fiscal 2002 (March 31, 2002)
(1) Other Marketable Securities			
Unlisted Stocks	7,513	2,860	8,145
Unlisted Foreign Bonds	5	5,709	935
Bond Investment Trusts	7,030	16,745	6,793
Unlisted Domestic Bonds	13,503	1,000	509
FFF	8,004	—	47,004
MMF	24,302	21,221	—
(2) Shares in Subsidiaries and Affiliates			
Subsidiaries	496	1,396	751
Affiliates	3,020	3,742	2,813

(Derivative Transactions)

Currency-Related Transactions

(Millions of yen)

	First Half of Fiscal 2003 (September 30, 2002)				First Half of Fiscal 2002 (September 30, 2001)				Fiscal 2002 (March 31, 2002)			
	Contract Value	Due over 1 Year	Market Value	Unrealized Gain/Loss	Contract Value	Due over 1 Year	Market Value	Unrealized Gain/Loss	Contract Value	Due over 1 Year	Market Value	Unrealized Gain/Loss
Nonmarket Transactions												
Currency Swaps												
Receive YEN, Pay USD	5,468	5,468	–187	–187	—	—	—	—	8,027	6,040	–915	–915
Receive YEN, Pay EUR	8,247	4,928	–426	–426	—	—	—	—	5,987	3,886	–287	–287
Total	13,716	10,396	–613	–613	—	—	—	—	14,015	9,927	–1,203	–1,203

Note: Market values are based on prices provided by financial institutions with which the transactions are [illegible]

5. Status of Production, Orders, and Sales

(1) Production

(Millions of yen)

Segment	First Half of Fiscal 2003 (April 1– September 30, 2002)	First Half of Fiscal 2002 (April 1– September 30, 2001)	Change (%)	Fiscal 2002 (April 1,2001– March 31, 2002)
Cosmetics	59,058	60,411	–2.3	116,831
Toiletries	13,278	14,377	–7.6	28,757
Others	4,455	4,807	–7.3	10,591
Total	76,792	79,626	–3.6	156,181

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Company undertakes some manufacturing to order on an OEM basis, the amount in financial terms is minimal.

(3) Sales

(Millions of yen)

Segment	First Half of Fiscal 2003 (April 1– September 30, 2002)	First Half of Fiscal 2002 (April 1– September 30, 2001)	Change (%)	Fiscal 2002 (April 1,2001– March 31, 2002)
Cosmetics	240,423	226,022	+6.4%	460,003
Toiletries	35,278	32,834	+7.4%	63,976
Others	34,571	33,522	+3.1%	65,982
Total	310,273	292,379	+6.1%	589,962

Note: Above figures are exclusive of consumption tax.